SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

         Commission File Number:  050087
         Cusip Number:  92551T 10 6

NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K  [_]Form 11-K  [_]Form 20-F  [_]Form 10-Q  [_]Form N-SAR

      For Period Ended: December 31, 2003

    [_]        Transition Report on Form 10-K

    [_]        Transition Report on Form 20-F

    [_]        Transition Report on Form 11-K

    [_]        Transition Report on Form 10-Q

    [_]        Transition Report on Form N-SAR

      For the Transition Period Ended:______________________________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:                                                            VETERINARY PET SERVICES, INC.
Former name if applicable:
Address of principal executive office (Street and number):       3060 SATURN STREET
City, state and zip code:                                                          BREA, CALIFORNIA 92821

PART II
RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Registrant is developing and implementing a new software operating system with outside software vendors. This system has been implemented in phases, with the first phase implemented in November 2001 to provide a billing and collection system for policies issued under the registrant's existing operating system. The second phase, comprising policy administration and claims processing, was implemented in April 2003. The primary vendor's standard financial reporting module for the second phase of the system was not compatible with registrant's financial reporting procedures and, as a result, registrant was unable to reconcile certain subledgers with registrant's general ledger.

        In November 2003, registrant commenced the development of its own financial reporting module to interface with the second phase of the new system in order to generate financial reports and reconcile the ledger accounts. Registrant has completed this ledger reconciliation; however, registrant requires additional time to reconcile and confirm the accuracy of data generated by the first phase of the system regarding billing and collection to complete the audit of its financial statements. These problems have resulted in delays in filing our quarterly report on Form 10-Q for the quarter ended September 30, 2003, and in the completion of our external audit for the fiscal year ended December 31, 2003.

        Registrant is also working closely with its external auditors to test various accounting and financial assumptions and estimates.

        Registrant is unable to accelerate the completion of the additional work required without unreasonable effort and expense. Once these issues are resolved, registrant expects to file all late periodic reports simultaneously.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: PAUL W. SOUZA (714) 989-5656

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[_] Yes [X] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VETERINARY PET SERVICES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       April 29, 2004                                                                                                              By:       BRUCE H. HAGLUND, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

    1.        This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2.        One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3.        A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4.        Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5.        Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.